UNITED STATED
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 14)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                        c/o Fog Cutter Capital Group Inc.
                              1410 SW Jefferson St.
                             Portland, Oregon 97201
                                 (503) 721-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2006
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 11 Pages)

CUSIP NO. 971892104                   13D/A                   Page 2 of 11 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Andrew A.Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                   0 (See Responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                      2,271,871 (See Responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                   0 (See Responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                      2,271,871 (See Responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,271,871
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.5% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 3 of 11 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Tiffany Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                   0 (See Responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                      2,271,871 (See Responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                   0 (See Responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                      2,271,871 (See Responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,271,871
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     26.5% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 4 of 11 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                            0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                    964,592
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                         964,592

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                       0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    964,592
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.1% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 5 of 11 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                          WM Starlight Investments, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                            0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                    13,826
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                         13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                       0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     13,826

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.2% (See Responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 14 (this  "Amendment")  amends and  supplements  the
Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on December 20, 1999 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on October 28, 2001 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on January 30, 2002 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed on February 11, 2002 ("Amendment No. 6"), Amendment No. 7 to the Schedule 13D filed on March 5, 2002, Amendment No. 8 to the Schedule 13D filed on August 20, 2002 ("Amendment No. 8"), Amendment No. 9 to the Schedule 13D filed on October 16, 2002 ("Amendment No. 9"), Amendment No. 10 to the Schedule 13D filed on February 13, 2003 ("Amendment No. 10"), Amendment No. 11 to the Schedule 13D filed on March 18, 2004 ("Amendment No. 11"), Amendment No. 12 to the Schedule 13D filed on May 19, 2004 ("Amendment No. 12"), and Amendment No. 13 to the Schedule 13D filed on October 29, 2004 ("Amendment No. 13"), by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

         The purpose of this Amendment No. 14 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous
Schedule 13D and the amendments thereto.

ITEM 1.       SECURITY OF THE ISSUER

         The responses to Item 1 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 2.       IDENTITY AND BACKGROUND.

         This Amendment is being filed by: Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., and WM Starlight Investments, LLC (the "Reporting Persons"). Andrew Wiederhorn has been the Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of the Issuer, formerly known as Wilshire Real Estate Investment Inc. and Wilshire Real Estate Investment Trust Inc., since its formation in 1997. Tiffany Wiederhorn is Mr. Wiederhorn's spouse. TTMM, L.P. is a California limited partnership which is engaged in making investments. Ivy Capital Partners, L.P., a California limited partnership, is the general partner of TTMM, L.P. The Wiederhorn Family Limited Partnership, a California limited partnership, is the general partner of Ivy Capital Partners, L.P. Tiffany Wiederhorn is the general partner of the
Wiederhorn Family Limited Partnership. WM Starlight Investments, LLC is a Delaware limited liability company which is engaged in making investments. Tiffany Wiederhorn is the managing member and majority owner of WM Starlight
Investments, LLC. TTMM, L.P. is the only other owner of WM Starlight Investments, LLC. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Persons.

         On June 3, 2004, pursuant to a settlement agreement with the United States government, Andrew Wiederhorn pleaded guilty to two felony violations of federal law, for which he was sentenced to an 18-month term in custody and agreed to pay $2 million in restitution and a $25,000 fine. The charges for which Mr. Wiederhorn pleaded guilty involved a violation of ERISA and filing of a false income tax return. Other than Mr. Wiederhorn, none of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Other than Mr. Wiederhorn, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by another Reporting Person.

         The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group," and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The responses to Item 3 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 4.       PURPOSE OF THE TRANSACTION.

         The responses to Item 4 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference. The purpose of this Amendment No. 14 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto. Item 4 is hereby amended to report the following information:

         As previously reported on Amendment #12 to this Schedule 13D, on April 27, 2004, Andrew Wiederhorn entered into a Call Option Agreement with the Issuer, pursuant to which the Issuer paid Andrew Wiederhorn $750,000 in exchange for the right to purchase, at any time or from time to time prior to April 27, 2007, all or any portion of 423,245 shares of Common Stock held by Andrew Wiederhorn or his affiliates. On March 14, 2005, the Issuer exercised this call option right and on March 28, 2005 completed the purchase of 404,026 shares of Common Stock from Andrew Wiederhorn and 19,219 shares of Common Stock from Tiffany Wiederhorn, for a price of $3.99 per share.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

-------------------------------- --------------------- -------------------------
                                   NUMBER OF SHARES      PERCENTAGE OF COMMON
                                  BENEFICIALLY OWNED     STOCK OUTSTANDING(1)
-------------------------------- --------------------- -------------------------
Andrew Wiederhorn                    2,271,871(2)                 27.1%
-------------------------------- --------------------- -------------------------
Tiffany Wiederhorn                   2,271,871(3)                 27.1%
-------------------------------- --------------------- -------------------------
TTMM, L.P.                             964,592                    12.1%
-------------------------------- --------------------- -------------------------
WM Starlight Investments, LLC           13,826                     0.2%
-------------------------------- --------------------- -------------------------

     (1) Computed on the basis of 7,957,428 shares of Common Stock outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2005.

     (2) Includes 1,230,127 shares of Common Stock owned by the other Reporting Persons. While Andrew Wiederhorn may be deemed to share voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares, Mr. Wiederhorn disclaims beneficial ownership of such shares. Also includes 630,000 shares of Common Stock issuable upon the exercise of outstanding options. Excludes 327,098 shares of Common Stock which are allocated to Mr. Wiederhorn in the Fog Cutter Long Term Vesting Trust (the "Trust") and deliverable to Mr. Wiederhorn upon vesting on November 30, 2008. Excludes the remaining 533,357 shares of Common Stock held in the Trust which have been allocated to other employees or directors of the Issuer or have not been allocated. Although Mr. Wiederhorn acts as a Trustee for the Trust, he does not have any beneficial ownership or voting rights with respect to the shares of Common Stock in the Trust. Also includes 222,827 shares of Common Stock held in the Tiffany A. Wiederhorn Grantor Retained Annuity Trust II (with respect to which Tiffany Wiederhorn exercises voting and dispositive power) and 13,826 shares of Common Stock owned by W.M. Starlight Investments, LLC (Mr. Wiederhorn's spouse is the manager and majority owner of this limited liability company). Mr. Wiederhorn may be deemed to be the beneficial owner of such shares, but disclaims beneficial ownership of such shares. Also includes 188,917 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Mr. Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Of the 2,271,871 shares, Andrew Wiederhorn shares power to vote or to direct the vote of all of such shares and shares power to dispose or to direct the disposition of all of such shares.

     (3) Includes 1,608,418 shares of Common Stock owned by other Reporting Persons, including 630,000 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 222,827 shares of Common Stock held in the Tiffany A. Wiederhorn Grantor Retained Annuity Trust II and 13,826 shares of Common Stock owned by W.M. Starlight Investments, LLC, with respect to which Tiffany Wiederhorn exercises voting and dispositive power and may be deemed to be the beneficial owner of such shares. Also includes 188,917 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Tiffany Wiederhorn any dispositive or voting power over such shares, Tiffany Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Of the 2,271,871 shares, Tiffany Wiederhorn shared power to vote or to direct the vote of all of such shares and shared power to dispose or to direct the disposition of all of such shares.

         On October 6, 2005, the Tiffany A. Wiederhorn Grantor Retained Annuity Trust I, of which Tiffany Wiederhorn is the grantor, trustee and beneficiary, transferred 12,882 shares of common Stock to Tiffany Wiederhorn without consideration.

         On October 17, 2005 and January 5, 2006, the Tiffany A. Wiederhorn Grantor Retained Annuity Trust II, of which Tiffany Wiederhorn is the grantor, trustee and beneficiary, transferred 3,376 shares and 23,797 shares of common Stock, respectively, to Tiffany Wiederhorn without consideration.

         On October 29, 2005, December 1, 2005 and January 19, 2006, Tiffany Wiederhorn transferred 50,000 and shares of Common Stock, 45,000 shares of Common Stock and 50,000 shares of Common Stock, respectively, as charitable gifts to a university.

         On January 19, 2006, TTMM, L.P. sold and aggregate of 27,117 shares of Common Stock to certain individuals at price of $3.70 per share. Of these shares, the minor children of Andrew and Tiffany Wiederhorn purchased an aggregate of 24,139 shares of Common Stock from TTMM, L.P. Andrew or Tiffany Wiederhorn may be deemed to have effected such transactions of their minor children; however, Andrew and Tiffany Wiederhorn disclaim beneficial ownership of the shares held by their minor children.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

         The description of the agreements in Item 4 of this Schedule 13D, and prior amendments to this Schedule 13D, are incorporated herein by reference.

         On February 27, Andrew Wiederhorn entered into a letter agreement with Clarence B. Coleman, as Trustee of the C.B. Coleman and Joan F. Coleman Revocable Trust (the "Coleman Trust"), pursuant to which Mr. Wiederhorn granted the Coleman Trust a put option to require Mr. Wiederhorn to purchase 100,000 shares of Common Stock at a price of $5.90 per share. This put option is exercisable by the Coleman Trust during the period from April 1, 2006 through November 30, 2006. Upon exercise of the put and within 30 days of notice of exercise, Mr. Wiederhorn must specify the closing date of the purchase which shall be no later than March 31, 2007. Unless exercised, the put option will expire on December 1, 2006. The Coleman Trust agreed to retain beneficial ownership of the shares subject to the put option until the expiration of the put option. As additional consideration, Mr. Wiederhorn agreed to make payments to the Coleman Trust of $39,375.00 on June 1, 2006 and $2,812.50 each month thereafter until the termination of the agreement or purchase of the shares by Mr. Wiederhorn. A copy of the letter agreement is attached to this Amendment as Exhibit 1.

         On February 27, Andrew Wiederhorn entered into a letter agreement with Clarence & Joan Coleman Charitable Foundation (the "Coleman Foundation"), pursuant to which Mr. Wiederhorn granted the Coleman Foundation a put option to require Mr. Wiederhorn to purchase 323,189 shares of Common Stock at a price of $5.40 per share. This put option is exercisable by the Coleman Foundation during the period from April 1, 2006 through November 30, 2006. Upon exercise of the put and within 30 days of notice of exercise, Mr. Wiederhorn must specify the closing date of the purchase which shall be no later than March 31, 2007. Unless exercised, the put option will expire on December 1, 2006. The Coleman Foundation agreed to retain beneficial ownership of the shares subject to the put option until the expiration of the put option. As additional consideration, Mr. Wiederhorn agreed to make payments to the Coleman Foundation of $54,538.08 on June 1, 2006 and $9,089.68 each month thereafter until the termination of the agreement or purchase of the shares by Mr. Wiederhorn. A copy of the letter agreement is attached to this Amendment as Exhibit 2.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NO.             DESCRIPTION

1.              Letter   agreement   dated  February  27,  2006  between  Andrew
                Wiederhorn and Clarence B. Coleman, as Trustee of the C.B. Coleman and Joan F. Coleman Revocable Trust.

2. Letter agreement dated February 27 between Andrew Wiederhorn and the Clarence & Joan Coleman Charitable Foundation.

                                   SIGNATURES

         After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

March 8, 2006                            /s/ Andrew A. Wiederhorn
                                    --------------------------------------------
                                             Andrew A. Wiederhorn


March 8, 2006                            /s/ Tiffany Wiederhorn
                                    --------------------------------------------
                                             Tiffany Wiederhorn


March 8, 2006                       TTMM, L.P.

                                    By: IVY CAPITAL PARTNERS,
                                         L.P., its general partner

                                    By: WIEDERHORN FAMILY LIMITED PARTNERSHIP,
                                        its general partner

                                    By:  /s/ Tiffany Wiederhorn
                                        ----------------------------------------
                                        Tiffany Wiederhorn, its general
                                        partner

March 8, 2006                           WM STARLIGHT INVESTMENTS, LLC

                                    By:  /s/ Tiffany Wiederhorn
                                        ----------------------------------------
                                        Tiffany Wiederhorn, its
                                        Managing member

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC 1410 SW Jefferson St.
Portland, OR 97201

EXHIBIT 1

                                February 27, 2006

Mr. Clarence B. Coleman,
Trustee of the C.B. Coleman and Joan F. Coleman Revocable Trust
C/O CCKX, Inc.
2401 Merced Street
San Leandro, California 94577

RE:    AGREEMENT - FCCG SHARES

Ladies and Gentlemen:

         In connection with existing shares of Fog Cutter Capital Group Inc. (the "Company") held by Clarence B. Coleman, as Trustee of the C.B. Coleman and Joan F. Coleman Revocable Trust ("Coleman"), Coleman and the undersigned, Andrew
A. Wiederhorn ("Wiederhorn"), hereby agree as follows:

         1. Subject to the terms and condition set forth herein, Coleman hereby agrees to retain ownership of 100,000 shares (the "Retained Shares") of the existing shares of the common stock of the Company held by Coleman until the earlier of the expiration of the Put Right (as defined below) pursuant to paragraph 4 below and the closing of the Retained Shares by Wiederhorn upon exercise of the Put Right; PROVIDED, HOWEVER that Coleman may make transfers of the Retained Shares by gift to Coleman's spouse or lineal descendants, to any trust for the benefit or the benefit of Coleman's spouse and/or lineal descendants, or to Coleman's personal representative upon his death for purposes of administration of his estate (provided, further that any such transferee shall, prior to such transfer, consent in writing to be bound by this agreement).

         2. Coleman shall have the right to put the Retained Shares held by Coleman to Wiederhorn individually, for a sale by Coleman and purchase by Wiederhorn on the terms and conditions described herein at a price in cash equal to $5.90 per share ("Put Right"). As additional consideration, Wiederhorn agrees to pay Coleman the amount of $39,375.00 on June 1, 2006 and $2,812.50 on the first day of each calendar month thereafter (pro rated for any partial month) through the earlier of the expiration of the Put Right pursuant paragraph 4 below and the closing of the purchase by Wiederhorn of the Retained Shares upon exercise of the Put Right (the "Additional Consideration").

         3. (a) The Put Right may be exercised by Coleman by delivery of written notice of exercise to Wiederhorn at any time on or after April 1, 2006 and prior to November 30, 2006, to Wiederhorn's address and by fax to 503-553-7401. The notice of exercise shall include instructions for payment of the purchase price at closing. The notice of exercise shall include instructions for payment of the purchase price at closing. Within 30 days of receipt of the notice of exercise of the Put Right, Wiederhorn shall deliver to Coleman a written notice specifying the closing date for the purchase of the Retained Shares by Wiederhorn, which closing date shall be determined by Wiederhorn in his discretion but shall be no later than March 31, 2007. Upon exercise of the Put Right, Wiederhorn will be required to consummate the purchase of the number of Retained Shares set forth in the written notice of exercise, by delivery to Coleman, on the closing date specified by Wiederhorn, of immediately available funds equal to the amount specified in paragraph 2 above. At least five days prior to the closing date for the transaction, Wiederhorn shall provide Coleman with instructions for delivery of the Retained Shares upon payment.

                  (b) In the event that the Additional Consideration should not be received by Coleman on or before the fifteenth (15) business day of any month, Coleman shall have right (but not the obligation) to exercise (or re-exercise) the Put Right and provide the instructions for payment and Wiederhorn shall, in that event provide Coleman within 5 (5) business days instructions for delivery of the Retained Shares, and the transaction shall close fifteen (15) business days after Coleman's exercise (or re-exercise) of the Put Right.

         4. Coleman will continue to be the beneficial owner of the Retained Shares until such time as the Retained Shares are put to Wiederhorn or sold by Coleman, in his discretion. This letter agreement will expire on December 1, 2006, unless Coleman has delivered the written notice of exercise of the Put Right granted hereunder on or prior to November 30, 2006. On or after December 1, 2006, Coleman may sell the Retained Shares referred to above or keep them as he decides in his sole and absolute discretion, if the Put Right has not been exercised as provided in paragraph 3(a). If Coleman exercise his rights under paragraph 3(b), Coleman may sell the Retained Shares or any of them twenty (20) business days after Coleman's exercise of the Put Right.

         5. Wiederhorn agrees to indemnify, defend (with counsel chosen by Wiederhorn) and hold harmless Coleman from and against all costs or liabilities, including attorneys' fees and costs of defense, of Coleman resulting directly or indirectly from any third party claims arising out of or relating to any assignment by Wiederhorn of his rights or obligations hereunder. Wiederhorn shall have the exclusive right to control the defense and settlement of any such claims; PROVIDED, HOWEVER, that Coleman may, at his own cost and expense, participate, through its attorneys or otherwise, in such defense of such claims and any appeal arising therefrom; PROVIDED, FURTHER, that Wiederhorn shall not have the right to settle any such claim against Coleman without Coleman's prior consent, unless such settlement does not involve a remedy other than the payment of money, and provides for a full and unconditional release of all liability against Coleman. However, in the event that Wiederhorn should assign or purport to assign any right or obligation hereunder, Wiederhorn will remain directly and personally liable for the discharge of all his obligations under this Agreement, including without limitation, the obligation to pay for the Retained Shares if the Put Right should be exercised, the obligation to pay the Additional
Consideration and the obligation to indemnify Coleman or his assigns, and Coleman may elect to enforce his rights under this Agreement against Wiederhorn directly without proceeding against or joining any other person or entity.

         6. This Agreement and the obligations of the parties hereunder will be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice of law principles that may require the application of any other laws.

         7.  This  letter   agreement   supersedes  all  prior   agreements  and
understandings between Coleman and Wiederhorn with respect to the Retained Shares and the matters provided for herein.

         If the foregoing correctly sets forth our understanding, please sign in the space provided below whereupon this letter shall constitute a binding agreement among us. This letter agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                                        Very truly yours,

                                        /s/ Andrew A. Wiederhorn
                                        -----------------------------
                                            Andrew A. Wiederhorn

Agreed and Accepted:

/s/ Clarence B. Coleman
--------------------------------------
Clarence B. Coleman, as Trustee of the
C.B. Coleman and Joan F. Coleman
Revocable Trust

EXHIBIT 2

                                February 27, 2006

Board of Directors
Clarence & Joan Coleman Charitable Foundation
2401 Merced Avenue Suite 300
San Leandro, California 94577

RE:    AGREEMENT - FCCG SHARES

Ladies and Gentlemen:

         In connection with existing shares of Fog Cutter Capital Group Inc. (the "Company") held by the Clarence & Joan Coleman Charitable Foundation (the "Foundation"), the Foundation and the undersigned, Andrew A. Wiederhorn ("Wiederhorn"), hereby agree as follows:

         1. Subject to the terms and condition set forth herein, the Foundation hereby agrees to retain ownership of 323,189 shares (the "Retained Shares") of the existing shares of the common stock of the Company held by the Foundation until the earlier of the expiration of the Put Right (as defined below) pursuant to paragraph 4 below and the closing of the Retained Shares by Wiederhorn upon exercise of the Put Right.

         2. The Foundation shall have the right to put the Retained Shares held by the Foundation to Wiederhorn individually, for a sale by the Foundation and purchase by Wiederhorn on the terms and conditions described herein (such right is referred to as the "Put Right") at a price in cash equal to $5.40 per share. As additional consideration, Wiederhorn agrees to pay the Foundation the amount of $54.538.08 on June 1, 2006 and $9,089.68 on the first day of each calendar month thereafter (pro rated for any partial month) through the earlier of the expiration of the Put Right pursuant paragraph 4 below and the closing of the purchase by Wiederhorn of the Retained Shares upon exercise of the Put Right.

         3. (a) The Put Right may be exercised by the Foundation by delivery of written notice to Wiederhorn at any time on or after April 1, 2006 and prior to November 30, 2006, to Wiederhorn's address and by fax to 503-553-7401. The notice of exercise shall include instructions for payment of the purchase price at closing. Within 30 days of receipt of the notice of exercise of the Put Right, Wiederhorn shall deliver to the Foundation a written notice specifying the closing date for the purchase of the Retained Shares by Wiederhorn, which closing date shall be determined by Wiederhorn in his discretion but shall be no later than March 31, 2007. Upon exercise of the Put Right, Wiederhorn will be required to consummate the purchase of the number of Retained Shares set forth in the written notice of exercise, by delivery to the Foundation, on the closing date specified by Wiederhorn, of immediately available funds equal to the amount specified in paragraph 2 above. At least five days prior to the closing date for the transaction, Wiederhorn shall provide the Foundation with instructions for delivery of the Retained Shares upon payment.

                  (b) In the event that the Additional Consideration should not be received by the Foundation on or before the fifteenth (15) business day of any month, the Foundation shall have the right (but not the obligation) to exercise (or re-exercise) the Put Right and provide the instructions for payment and Wiederhorn shall, in that event, provide the Foundation within five (5) business days with instructions for delivery of the Retained Shares, and the transaction shall close fifteen (15) business days after the Foundation's exercise (or re-exercise) of the Put Right.

         4. The Foundation will continue to be the beneficial owner of the Retained Shares held by it until such times as the Retained Shares are put to Wiederhorn or sold by the Foundation, in its discretion. This letter agreement will expire on December 1, 2006, unless the Foundation has delivered the written notice of exercise of the Put Right granted hereunder on or prior to November 30, 2006. On or after December 1, 2006, the Foundation may sell the Retained Shares referred to above or keep them as it decides in its sole and absolute discretion, if the Put Right has not been exercised as provided in paragraph 3(a). If the Foundation exercises its right under paragraph 3(b), the Foundation may sell the Retained Shares or any of them twenty (20) business days after the Foundation's exercise of the Put Right.

         5. Wiederhorn agrees to indemnify, defend (with counsel chosen by Wiederhorn) and hold harmless the Foundation from and against all costs or liabilities, including attorneys' fees and costs of defense, of the Foundation resulting directly or indirectly from any third party claims arising out of or relating to any assignment by Wiederhorn of his rights or obligations hereunder. Wiederhorn shall have the exclusive right to control the defense and settlement of any such claims; PROVIDED, HOWEVER, that the Foundation may, at its own cost and expense, participate, through its attorneys or otherwise, in such defense of such claims and any appeal arising therefrom; PROVIDED, FURTHER, that Wiederhorn shall not have the right to settle any such claim against the Foundation without the Foundation's prior consent, unless such settlement does not involve a remedy other than the payment of money, and provides for a full and unconditional release of all liability against the Foundation. However, in the event that Wiederhorn should assign or purport to assign any right or obligation under this Agreement, Wiederhorn will remain directly and personally liable for the discharge of all his obligations under this Agreement, including without limitation, the obligation to pay for the Retained Shares if the Put Right should be exercised, the obligation to pay the Additional Consideration and the obligation to indemnify the Foundation or its assigns, and the Foundation may enforce their rights under this Agreement against Wiederhorn directly without proceeding against or joining any other person or entity.

         6. This Agreement and the obligations of the parties hereunder will be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice of law principles that may require the application of any other laws.

         7.  This  letter   agreement   supersedes  all  prior   agreements  and
understandings between the Foundation and Wiederhorn with respect to the Retained Shares and the matters provided for herein.

         If the foregoing correctly sets forth our understanding, please sign in the space provided below whereupon this letter shall constitute a binding agreement among us. This letter agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                                        Very truly yours,

                                        /s/ Andrew A. Wiederhorn
                                        ----------------------------
                                            Andrew A. Wiederhorn

Agreed and Accepted:

Clarence & Joan Coleman Charitable Foundation

 /s/ Clarence B. Coleman
---------------------------------
By:  Clarence B. Coleman
Its: President